[redacted]

08001478

Johnson Matthey

March 3, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3885
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SEC
Mail Processing
Section

MAR 19 2008

Washington, DC
100

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**05 Feb 2008**
2.	**Regulatory Announcement**	**06 Feb 2008**
3.	**Press Release**	**06 Feb 2008**
4.	**Notification of Transactions of Directors/Persons**	**08 Feb 2008**
5.	**Notification of Major Interests in Shares**	**08 Feb 2008**
6.	**Notification of Transactions of Directors/Persons**	**08 Feb 2008**
7.	**Notification of Major Interests in Shares**	**14 Feb 2008**
8.	**Notification of Major Interests in Shares**	**15 Feb 2008**
9.	**Notification of Transactions of Directors/Persons**	**21 Feb 2008**
10.	**Notification of Major Interests in Shares**	**25 Feb 2008**
11.	**Notification of Major Interests in Shares**	**28 Feb 2008**

SUPPL

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2 R

3. Name of person discharging managerial responsibilities/director:

   A M Thomson
   S Farrant

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   A M Thomson
   S Farrant

8. State the nature of the transaction:

   Dividend Reinvestment – purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

A M Thomson	12
S Farrant	3

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£19.30

14. Date and place of transaction:

5 February 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

A M Thomson – 2,256

16. Date issuer informed of transaction:

5 February 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

5 February 2008

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC	
TIDM	JMAT	
Headline	Director/PDMR Shareholding	
Released	10:45 06-Feb-08	
Number	PRNUK-0602	

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2 R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   S Farrant
   I F Stephenson
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

Dividend reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	14
P N Hawker	14
S Farrant	14
I F Stephenson	14
N Whitley	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£19.35

14. Date and place of transaction:

5 February 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,668
P N Hawker	15,596

16. Date issuer informed of transaction:

6 February 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary

    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification:

Angela Purtill

Date of Notification:

6 February 2008

END

Close

For immediate release on Wednesday 6th February 2008

Completion of Purchase of Argillon

Johnson Matthey announces that it has today completed the purchase of Argillon Group from Ceramics Luxembourg 2(f) S.à r.l., a company owned by Kohlberg Kravis Roberts & Co. funds.

This completes the transaction which was first announced on 10th December 2007.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2 R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
L C Pentz
F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

T Rowe Price Trust as Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

Dividend reinvestment by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	2
L C Pentz	38
F K Sheffy	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£18.949

14. Date and place of transaction:

5 February 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,670
L C Pentz	18,878

16. Date issuer informed of transaction:

8 February 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

8 February 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.):

   Nominees (Jersey) Ltd
   Perry Nominees Ltd
   Boltro Nominees Ltd
   Ward Nominees Ltd
   Lloyds Bank (PEP) Nominees Ltd
   State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   7 February 2008

6. Date on which issuer notified:

   8 February 2008

7. Threshold(s) that is/are crossed or reached:

   Reached 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,671,012

   Number of voting rights: 10,671,012

   Resulting situation after the triggering transaction:

   Number of shares: 10,821,917

   Number of voting rights (direct): 0

Number of voting rights (indirect): 10,821,917

% of voting rights (direct): 0

% of voting rights (indirect): 5.041%

Total voting rights: 10,821,917 shares (5.041%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   1,300 shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   139,090 shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   54,278 shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   47,170 shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   323,227 shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   10,256,852 shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

   PROXY VOTING:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

8 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2 R

3. Name of person discharging managerial responsibilities/director:

F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

T Rowe Price Trust as Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

23 August 2007	17
4 September 2007	17
9 January 2008	15
24 January 2008	16

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

23 August 2007	£16.34
4 September 2007	£16.00
9 January 2008	£18.14
24 January 2008	£17.655

14. Date and place of transaction:

See above dates. All transactions took place in London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

8 February 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

8 February 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   12 February 2008

6. Date on which issuer notified:

   14 February 2008

7. Threshold(s) that is/are crossed or reached:

   Gone below 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,844,281

   Number of voting rights: 10,844,281

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,684,350

   % of voting rights (direct): N/A

   % of voting rights (indirect): 4.97%

   Total voting rights: 10,684,350 shares (4.97%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,684,350 (4.97%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

14 February 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   13 February 2008

6. Date on which issuer notified:

   15 February 2008

7. Threshold(s) that is/are crossed or reached:

   Gone above 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,684,350

   Number of voting rights: 10,684,350

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,984,350

   % of voting rights (direct): N/A

   % of voting rights (indirect): 5.11%

   Total voting rights: 10,984,350 shares (5.11%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,984,350 (5.11%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

15 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   J N Sheldrick
   S Farrant
   W F Sandford
   I F Stephenson
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	18
P N Hawker	18

D W Morgan	18
L C Pentz	18
J N Sheldrick	18
S Farrant	18
W F Sandford	18
I F Stephenson	18
N Whitley	18

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£19.50

14. Date and place of transaction:

20 February 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,688
P N Hawker	15,614
D W Morgan	40,822
L C Pentz	18,896
J N Sheldrick	97,166

16. Date issuer informed of transaction:

20 February 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
21 February 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Aviva plc and its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

BNY Norwich Union Nominees Limited	2,396,662*
BT Globenet Nominees Limited	5,850*
Chase GA Group Nominees Limited	5,899,380*
Chase Nominees Limited	620,420*
CUIM Nominee Limited	1,717,001*
Tridos SICAV I Values Equity Fund	3,600*
Vidacos Nominees Limited	16,610*
BNP Paribas – London	70,000
Chase Nominees Limited	824,838
CUIM Nominee Limited	373,206
State Street Nominees Limited	770,092
Triodos Meerwaarde Aandelen Fonds	50,000
Triodos Meerwaarde Mixfonds	8,000
Vidacos Nominees Limited	988,744
White Rose Nominees Limited	3,380
RC Greig Nominees Limited	1,300

   * denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   21 February 2008

6. Date on which issuer notified:

   22 February 2008

7. Threshold(s) that is/are crossed or reached:

   5% to 4% change at Direct Interest Level

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

Number of shares: 13,214,548

Number of voting rights: 13,214,548

Resulting situation after the triggering transaction:

Number of shares (direct): 10,659,523

Number of voting rights (direct): 10,659,523

Number of voting rights (indirect): 3,089,560

% of voting rights (direct): 4.97%

% of voting rights (indirect): 1.44%

Total voting rights: 13,749,083 shares (6.41%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

See section 4

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

25 February 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.):

   Jersey Nominees Ltd
   Perry Nominees Ltd
   Boltro Nominees Ltd
   Ward Nominees Ltd
   Lloyds Bank (PEP) Nominees Ltd
   State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   27 February 2008

6. Date on which issuer notified:

   28 February 2008

7. Threshold(s) that is/are crossed or reached:

   Fallen below 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,820,320

   Number of voting rights: 10,820,320

   Resulting situation after the triggering transaction:

   Number of shares (direct): 10,490,545

   Number of voting rights (direct): -

   Number of voting rights (indirect): 10,490,545

% of voting rights (direct): -

% of voting rights (indirect): 4.887%

Total voting rights: 10,490,545 shares (4.887%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   1,300 Shares are held by Jersey Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group plc

   151,335 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group plc

   59,953 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group plc

   62,935 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group plc

   329,951 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group plc

   9,885,071 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group plc

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

28 February 2008

END